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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Presentation to investors and analysts on Prudential plc's US operations

Embargo 11.00 hrs—Wednesday 30 October 2002

Presentation to investors and analysts on Prudential plc's US operations

        Prudential plc will hold a number of presentations today (30 October) and tomorrow (31 October) for investors and analysts covering the Group's business operations in the United States. These presentations will be hosted by Clark Manning, Chief Executive Officer of Jackson National Life ("JNL"), with support from senior members of the JNL management team.

        The main objectives of the presentations are to:

  •
  Review JNL's track-record of delivering strong growth (including highlighting the factors that led to JNL's strong sales performance in the first nine months of 2002, summary details of which are included in the Notes to Editors);

  •
  Summarise the market opportunities for JNL in the United States;

  •
  Outline the strategic priorities for the business;

  •
  Update on current market conditions in the United States; and

  •
  Answer questions about JNL's performance and strategy.

        In addition to Strategic and Financial Overviews, there will be presentations covering Asset/Liability Management, Investment Management, Retail and Institutional Products, Distribution, Information Systems and Customer Service. These presentations will reinforce a number of key messages, in particular that Jackson National Life has:

  •
  A good track record of delivering strong growth and performance;

  •
  A clear ambition to continue growing the business;

  •
  A robust business proposition that incorporates:

  •
  a value-based approach;

  •
  a low-cost, flexible infrastructure;

  •
  an excellent product manufacturing and administrative capability;

  •
  a relationship-driven distribution model; and

  •
  strong risk management capabilities and financial discipline.

  •
  A team with a clear view of the future opportunities and challenges facing the business;

  •
  A strategy that is designed to deliver sustained profitable growth; and

  •
  Is well placed to benefit from the anticipated growth in the US financial services market.

        There will be an update on current market conditions in the United States and their implications for JNL's financial and strategic positioning. This will include a reference to realised losses in relation to defaults and impairments on bonds which, on the basis of known defaults to date, are expected to be less in 2002 than the figure of US$532 million incurred in 2001 (US$228 million in the first half of 2002).

        A live webcast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk from 2.00pm on Wednesday 30 October and 8.30am on Thursday 31 October 2002.

        A pre-recorded interview with Clark Manning (in video/audio/text) will be available on www.prudential.co.uk and www.cantos.com from 11.00am on Wednesday 30 October 2002.

—ENDS-

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Media Enquiries:	Investor/Analyst Enquiries:
Geraldine Davies — 020 7548 3911	Rebecca Burrows — 020 7548 3537
Steve Colton — 020 7548 3721	Laura Presland — 020 7548 3511
Clare Staley — 020 7548 3719

Notes to Editors:

1.    Jackson National Life ("JNL")

        JNL was acquired by Prudential in 1986. Today, it is the 21st largest US life insurance company ranked by total assets, and has more than 1.5 million policies and contracts in force.

        JNL is a leading provider of fixed, indexed and variable annuities, term and permanent life insurance, and stable value products.

        Headquartered in Lansing, Michigan, and employing 2,400 people (including affiliates and subsidiaries), JNL markets its products in 49 states and in the District of Columbia through independent agents, broker-dealers and financial institutions. JNL's subsidiary, Jackson National Life Insurance Company of New York, markets its products through similar channels in the State of New York.

        JNL's investment portfolio is managed by PPM America Inc., which manages some US$62 billion of US assets.

2.    2002 Financial Performance

Interim Results

        New business achieved profits increased 26 per cent to £117 million in the first half of 2002, driven by a strong increase in insurance sales and an improvement in the new business margin from 35 to 39 per cent.

        We continued to see a high level of bond defaults in the first half of 2002 and JNL, like its competitors, did not escape the impact of these volatile market conditions. Defaults and impairments on bonds resulted in realised losses of US$228 million. Losses are accounted for on a five-year average basis and the effect of these losses was to increase the half-year-on-half-year charge by £63 million to £71 million. These losses equated to 0.6 per cent of JNL's total invested assets.

Nine-month sales to 30 September

        JNL recorded an 18 per cent increase in total sales to £4.5 billion in the first nine months of 2002 compared to the corresponding period in 2001, reflecting strong sales of variable and fixed annuities. APE sales during the period increased by 17 per cent to £464 million.

        Total single premium sales during the period increased by 18 per cent. Total sales of annuity products to retail customers of £3 billion were up 39 per cent on the first nine months of 2001. Variable annuity sales of £852 million were up 39 per cent and sales of fixed annuities during the period of £2 billion increased by 44 per cent. During 2002, JNL has made a number of revisions to its product lines which have had a positive impact on sales; in September 2002, 65 per cent of new annuities business was from products launched this year.

3.    Presentation Timetable

Wednesday 30 October

14:00	Welcome — Jonathan Bloomer, Group Chief Executive, Prudential plc

14:15	"Jackson National Life: Built on Value, Flexibility, Execution" Clark Manning, President and Chief Executive Officer, Jackson National Life
14:50	"The U.S. Retirement Market" Greg Salsbury, Executive Vice President, Jackson National Life Distributors
15:30	"Broader Distribution, Greater Market Share" Mike Wells, Vice Chairman, Jackson National Life
16:25	"Positioned to Win with Independent Broker/Dealers" Clifford Jack, President, Jackson National Life Distributors, Inc.
17:05	Jim Sipe, President of Planning Corporation of America, Raymond James Inc.
17:45	"Positioned to Win with Banks/Credit Unions & Regional Broker Dealers" Brad Powell, President, Institutional Marketing Group
18:05	Wrap-Up Mike Wells, Vice Chairman, Jackson National Life
Thursday 31 October
08:30	Open — Clark Manning, President and Chief Executive Officer, Jackson National Life
08:35	"Financial Overview: Asset Growth & Capital Formation" Andy Hopping, Executive Vice President, Chief Financial Officer & Treasurer, Jackson National Life
09:15	"Asset Liability Management: Identifying Risks and Understanding Them" Chad Myers, Vice President, Asset Liability Management
09:45
"Portfolio and Investment Strategy: Targeting the Opportunities a Tough Market Presents"
Leandra Knes, President & Chief Executive Officer, PPM America Brion Johnson, Executive Vice President, PPMA Head of Public Fixed Income Jim Young, Executive Vice President, PPMA Chief Credit Officer David Zachar, Executive Vice President, PPMA Commercial Real Estate
11:00	"Institutional Products: Diversity, Flexibility and Leverage" Vic Gallo, Senior Vice President, Group Pension
11:40	"Technology: Delivering Efficiency & Productivity" George Napoles, Senior Vice President, Information Technology
12:00	"Service: High Customer Satisfaction at Low Costs" Scott Stolz, Senior Vice President, Administration
12:30	"JNL: Positioned to Win" Clark Manning
13:00	Closing Remarks Jonathan Bloomer, Group Chief Executive, Prudential plc

        This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

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Presentation to investors and analysts on Prudential plc's US operations
News release
Corporate Relations Prudential plc Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA
SIGNATURES